UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42553

BAIYA INTERNATIONAL GROUP INC.

(Translation of registrant’s name into English)

5Q, No. 5 Golf Avenue

Guangpei Community, Guanlan Street

Longhua District, Shenzhen, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Entry into a Material Agreement

On June 8, 2026, Baiya International Group Inc. (the “Registrant” or the “Company”) entered into a share purchase agreement (the “SPA”) with Shengshi International Group Inc., a Cayman Islands exempted company (the “Purchaser”) and Juxing Investment Group (Hong Kong) Limited, a wholly-owned subsidiary of the Company (“Juxing”), pursuant to which the Company will sell 100% equity interest in Juxing to the Purchaser for an aggregate consideration of $2,000,000 (the “Disposition.”)

Juxing owns 100% equity interests in Shenzhen Pengze Future Technology Co., Ltd, a Chinese company, which controls Shenzhen Gongwuyuan Network Technology Co., Ltd (“Gongwuyuan”) through a series of contractual agreements with certain variable interest entities (the “VIEs”) which include Gongwuyuan and its subsidiaries and shareholders. Upon the closing of the Disposition, the Purchaser will become the sole shareholder of Juxing and indirectly control the VIEs.

The closing of the Disposition is subject to customary closing conditions. The Company’s board of directors (the “Board”) was given a general mandate to exercise absolute discretion in deciding on the disposal of any assets of the Company, including specific terms, conditions, pricing, and arrangements related to any such asset disposal, by the shareholders of the Company at the extraordinary general meeting of shareholders of the Company on February 9, 2026. The Board approved the Disposition on June 8, 2026.

The Company expects that the Disposition will close within a month of the signing date of the SPA. The Company makes no assurances that the transaction will close, or will close within the expected timeframe.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the SPA, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. These statements involve risks and uncertainties that could cause actual results to differ materially, including risks discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date hereof, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Exhibits.

Exhibit No.	Description
10.1	Share Purchase Agreement dated June 8, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2026	BAIYA INTERNATIONAL GROUP INC.

	By:	/s/ Linxi Xie
Linxi Xie
Chief Executive Officer

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